William E. Cooper

Attorney at Law

June 30, 2023

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Patriot Gold Corp. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 21, 2023 File No. 000-32919

Dear Mr. Coleman:

As counsel for Patriot Gold Corp. ("Patriot" or the "Company"), please be advised that we are in receipt of your comment letter dated June 22, 2023. I have been asked to review your comments relating to the Form 10-K for the fiscal year ended December 31, 2022. This letter sets forth the response of the Company to the comment by the Staff of the Office of Energy & Transportation of the Securities and Exchange Commission (''SEC") with respect to the above-referenced Form 10-K filing. The references to the comment letter have been shown in bold face for convenience, and the Company's responses are set forth below the reference.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Description of Properties, page 8

1.	Please revise to include the mineral property disclosure required by Items 1303, Item 1304, and Item 1305 of Regulation S-K. This disclosure should include all properties in which you have an economic interest, including royalty properties. In your response please identify material and non-material properties and explain the criteria used to distinguish between the two.

Response:

Materiality

After considering quantitative and qualitative factors relating to the properties in which it has an interest in the context of its business operations and its aggregate operations, including all related activities from exploration through production, Patriot determined the only property considered material to its business is the Moss Mine project.

314.581.4091 ❖ 11721 Northline Industrial Dr., Saint Louis, Missouri 63043-3312 ❖ bill@cooperlawSTL.com

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Moss Mine Project

Although Patriot considers the Moss Mine Project (Moss”) material because it has proven reserves, Patriot does not own the Moss property but rather owns a royalty interest and does not own or have access to the current technical data relating to titles, mineral rights, acreage, state of the property, permitting, mining operations, processing and resource/reserve calculations.

The Moss Mine Project is located within the historic Oatman District, 10 miles east of Bullhead City, Arizona and approximately 70 miles southeast of Las Vegas, Nevada. The operator of the Moss is Golden Vertex Corp.

314.581.4091 ❖ 11721 Northline Industrial Dr., Saint Louis, Missouri 63043-3312 ❖ bill@cooperlawSTL.com

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Bruner Gold Project

Patriot does not consider the Bruner Gold Project (“Bruner”) to be material in that it does not have proven reserves. Patriot does not own the Bruner gold project but rather owns a royalty interest and does not own or have access to the current technical data relating to titles, mineral rights, acreage, state of the property, permitting, mining operations, processing and resource/reserve calculations.

The Bruner is located approximately 130 miles east-southeast of Reno, Nevada. The project is 15 miles south of the Paradise Peak Mine, 45 miles southeast of the Round Mountain Mine, and 25 miles west of the Rawhide Mine. The operator of the Bruner gold project is Endeavour Silver Corp.

314.581.4091 ❖ 11721 Northline Industrial Dr., Saint Louis, Missouri 63043-3312 ❖ bill@cooperlawSTL.com

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Internal Controls

In discussions of the Company’s Windy Peak and Vernal properties, the following will be added:

This property is at the exploration stage, with no proven reserves or resources which would qualify it as an economic discovery. Regarding exploration of this property, Patriot has implemented sampling and analytical Quality Assurance / Quality Control procedures which it believes are consistent with industry standards. These include, but are not limited to, the following procedures:

1.	All sampling is conducted under the supervision of Patriot's exploration personnel or representatives.
2.	The chain of custody from the project to the sample preparation facility is monitored and controlled by Patriot's exploration personnel or representatives and/or its shipping contractors.
3.	Samples are collected and stored at the logging or storage facility which include security and monitoring efforts.
4.	Samples are labeled with unique sample numbers, bagged, and secured before shipping.
5.	Samples are shipped at periodic intervals to an industry accepted ISO accredited lab for further analysis.
6.	Control procedures include insertion of reference materials / blanks into the sample stream.
7.	Validation of the analytical results are conducted upon receipt of final assay reports by Patriot's exploration personnel or representatives.
8.	Until validated and reported publicly, assay results are kept confidential and securely maintained by Patriot's exploration personnel or representatives for completion of validation and compilation of the assay data.

In discussions of each of the Company’s projects, regardless of material or non-material, the following will be added:

The technical information relating to this project has been reviewed and verified by Zachary J. Black, Director and a Qualified Person ("QP") for National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

The Company will amend 10-K for fiscal year end 12/31/22 in accordance with the above upon approval by the SEC.

If you have additional questions or comments please feel free to contact the undersigned.

Sincerely, /s/ William E. Cooper William E. Cooper

cc: Patriot Gold Corp.

314.581.4091 ❖ 11721 Northline Industrial Dr., Saint Louis, Missouri 63043-3312 ❖ bill@cooperlawSTL.com

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